Exhibit 12.1
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	For the three-month period			For the six-month period
	ended June 30,			ended June 30,
(all dollar amounts in thousands)	2008		2007	2008		2007

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$316		$(14,672)	$1,823		$(18,808)
Amortization of interest capitalized	900		600	1,800		1,200
Interest capitalized	(7,011)		(7,347)	(13,348)		(13,592)
Distributed income of equity investees	3,817		2,918	7,034		5,253
Fixed charges	25,291		36,730	50,295		72,236

Total Earnings	$23,313		$18,229	$47,604		$46,289

Fixed Charges:
Interest expense	$17,013		$26,573	$34,492		$54,483
Capitalized interest	7,011		7,647	13,348		13,592
Debt costs amortization	1,267		2,510	2,455		4,161

Total Fixed Charges	$25,291		$36,730	$50,295		$72,236

Ratio of Earnings to Fixed Charges	(a	)	(a )	(a	)	(a )

a)	For the three and six months ended June 30, 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $2.0 million and $2.7 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three and six months ended June 30, 2007, the aggregate amount of fixed charges exceeded our earnings by approximately $18.5 million and $25.9 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

47